FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For August 31, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated August 31, 2006

2.

Material Change Report dated August 31, 2006 (re: August 31/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: August 31,  2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Private Placement

Vancouver, BC – August 31, 2006:  Michael Levy, President of Petaquilla Minerals Ltd. (the “Company” or “PTQ”), announces that, further to the Company’s press release dated July 20, 2006, the terms and conditions for the non-brokered private placement have been amended.  As a result of the amendments, the private placement will now consist of an offering of up to 9,400,000 units at a price of Cdn$2.40 per unit for gross proceeds in the amount of Cdn$22,560,000 (the “Offering”).  The private placement is subject to regulatory approval and the satisfaction of other customary conditions.

Each unit will consist of one common share and one transferable share purchase warrant, where each warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of Cdn$3.00 per share.

The closing of the Offering is scheduled to occur prior to the “Effective Date” of the Plan of Arrangement between the Company and Petaquilla Copper Ltd. (“Copper”) approved by shareholders of the Company on June 6, 2006, and by the Supreme Court of British Columbia on June 19, 2006.

The warrants will contain customary anti-dilution provisions and will be transferable in accordance with the applicable legislation.

Under Canadian securities law, the PTQ warrants will be subject to a hold period expiring four months and one day from the closing.  Any securities of Copper issued following the Arrangement will be subject to resale restrictions until such time that Copper becomes a reporting issuer or another exemption from resale restrictions is available.  The PTQ common shares will be freely tradable following the Effective Date.

The proceeds of the private placement will be used as to Cdn$17,560,000 on the advancement of the Company’s Molejon Gold Project in Panama, to pay the expenses of the Offering and for working capital, with the remaining Cdn$5,000,000 being used for the benefit of Copper.

Finders’ fees in the form of compensation warrants and cash will be paid in connection with the private placement.

Casimir Capital L.P. acted as a financial advisor to the Company in connection with this transaction.

To allow for the time necessary to close the Offering as amended, the Effective Date of the Plan of Arrangement, originally anticipated to take place by the end of June, is now estimated to be mid-September 2006.  All shareholders of record on the business day immediately preceding the Effective Date will be entitled to receive one common share of Copper and one share of Petaquilla Minerals Ltd. for each share of the Company held.

As previously announced, Petaquilla Copper Ltd. intends after the Effective Date to conduct a non-brokered private placement, subject to any applicable regulatory approval, of 20,000,000 units at a price of Cdn$2.00 per unit.  Each unit will consist of one common share and one-half of one share purchase warrant, where each full warrant entitles the holder to purchase an additional common share of Copper for a period of five years at a price of $3.50 per share.  Discussions with respect to this offering are ongoing with several potential investors, both in North America and overseas.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063 Toll Free 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

August 31, 2006

Item 3.

News Release

The Company’s news release dated August 31, 2006, was disseminated by CCN Matthews on August 31, 2006.

Item 4.

Summary of Material Change

The Company announced that, further to its press release dated July 20, 2006, the terms and conditions for the non-brokered private placement have been amended.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 31, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Private Placement

Vancouver, BC – August 31, 2006:  Michael Levy, President of Petaquilla Minerals Ltd. (the “Company” or “PTQ”), announces that, further to the Company’s press release dated July 20, 2006, the terms and conditions for the non-brokered private placement have been amended.  As a result of the amendments, the private placement will now consist of an offering of up to 9,400,000 units at a price of Cdn$2.40 per unit for gross proceeds in the amount of Cdn$22,560,000 (the “Offering”).  The private placement is subject to regulatory approval and the satisfaction of other customary conditions.

Each unit will consist of one common share and one transferable share purchase warrant, where each warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of Cdn$3.00 per share.

The closing of the Offering is scheduled to occur prior to the “Effective Date” of the Plan of Arrangement between the Company and Petaquilla Copper Ltd. (“Copper”) approved by shareholders of the Company on June 6, 2006, and by the Supreme Court of British Columbia on June 19, 2006.

The warrants will contain customary anti-dilution provisions and will be transferable in accordance with the applicable legislation.

Under Canadian securities law, the PTQ warrants will be subject to a hold period expiring four months and one day from the closing.  Any securities of Copper issued following the Arrangement will be subject to resale restrictions until such time that Copper becomes a reporting issuer or another exemption from resale restrictions is available.  The PTQ common shares will be freely tradable following the Effective Date.

The proceeds of the private placement will be used as to Cdn$17,560,000 on the advancement of the Company’s Molejon Gold Project in Panama, to pay the expenses of the Offering and for working capital, with the remaining Cdn$5,000,000 being used for the benefit of Copper.

Finders’ fees in the form of compensation warrants and cash will be paid in connection with the private placement.

Casimir Capital L.P. acted as a financial advisor to the Company in connection with this transaction.

To allow for the time necessary to close the Offering as amended, the Effective Date of the Plan of Arrangement, originally anticipated to take place by the end of June, is now estimated to be mid-September 2006.  All shareholders of record on the business day immediately preceding the Effective Date will be entitled to receive one common share of Copper and one share of Petaquilla Minerals Ltd. for each share of the Company held.

As previously announced, Petaquilla Copper Ltd. intends after the Effective Date to conduct a non-brokered private placement, subject to any applicable regulatory approval, of 20,000,000 units at a price of Cdn$2.00 per unit.  Each unit will consist of one common share and one-half of one share purchase warrant, where each full warrant entitles the holder to purchase an additional common share of Copper for a period of five years at a price of $3.50 per share.  Discussions with respect to this offering are ongoing with several potential investors, both in North America and overseas.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063 Toll Free 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN